January 31, 2019

Via EDGAR and E-mail

Mr. Michael Coco,

Chief, Office of International Corporate Finance,

Division of Corporate Finance,

    Securities and Exchange Commission,

        100 F St., N.E.,

            Washington, D.C. 20549.

Re:	Asian Infrastructure Investment Bank

Registration Statement Under Schedule B

Filed November 30, 2018 (File No. 333-228613)

Dear Mr. Coco:

This letter provides the responses of the Asian Infrastructure Investment Bank (“AIIB”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter of December 26, 2018 (the “Comment Letter”) with respect to the Registration Statement under Schedule B filed by AIIB on November 30, 2018 (File No. 333-228613). In connection with this response to the Comment Letter, AIIB today filed Amendment No. 1 to the Registration Statement under Schedule B (the “Amended Registration Statement”). We enclose a copy of the Amended Registration Statement and a marked copy of the Amended Registration Statement to show changes to the Registration Statement as filed on November 30, 2018.

All responses are keyed to the headings indicated in the Comment Letter. For your convenience, each of the comments from the Comment Letter is restated in bold type prior to AIIB’s response. The page references in the Staff’s comments refer to page numbers in the Registration Statement under Schedule B filed by AIIB on November 30, 2018; the page numbers in AIIB’s responses refer to the page numbers in the Amended Registration Statement.

Mr. Michael Coco	- 2 -

Registration Statement under Schedule B

General

1.	Please update all statistics and information in the registration statement to provide the most recent data.

The Amended Registration Statement has been revised in response to the Staff’s comment in respect of statistics and information for which updated data is available.

2.

We note that AIIB’s President has expressed concerns about the impact of the trade war on Member States, which may lead to the depreciation of local currencies and the worsening of balances of trade and may affect the ability of borrowers to repay indebtedness. To the extent material, please discuss these issues in the registration statement.

AIIB’s mission, in part, is to foster sustainable economic development in Asia. The relevant remarks by Mr. Jin Liqun, the current President of AIIB, reflect a general concern in line with observations made by leaders of other international economic institutions that monetary and trade policies of the world’s largest economies, including but not limited to the United States and China, may have negative implications for the economies of both developing and developed countries, including those in Asia. AIIB believes that current trade-related disputes between the United States and China are not reasonably likely to have a material adverse effect on AIIB’s financial condition or its ability to make timely payments of principal of, or premium of interest on, its debt obligations, including the notes that are the subject of the Amended Registration Statement.

3.	Please include a selected demographic and economic data section for Member States, including, at a minimum, significant Member States.

The Amended Registration Statement has been revised on page 58 in response to the Staff’s comment.

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4.

In an appropriate location in the forepart of the registration statement, disclose China’s voting power and clearly identify the types of measures that China could prevent from occurring as a result of its voting power for matters that require supermajority approval.

The Amended Registration Statement has been revised on page 8 in response to the Staff’s comment. Page 8 also cross-references the later discussion under “Governance and Administration – Board of Governors” which lists the types of measures that require a Super Majority Vote on page 47.

5.	In an appropriate location in the registration statement, disclose when AIIB will be subject to an audit of its internal control over financial reporting.

The Amended Registration Statement has been revised on page 11 in response to the Staff’s comment.

6.

In the forepart of the registration statement, discuss the difficulties that investors and regulators have encountered in obtaining audit work papers from entities with operations based in the People’s Republic of China that have had their financial statements audited by a Hong Kong-based auditor.

The Amended Registration Statement has been revised on pages 18-19 in response to the Staff’s comment.

7.

You disclose on pages 7-8 and elsewhere that Iran and Sudan are Bank members. Iran and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. You provide limited information about Iran and Sudan. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran and Sudan, whether direct or indirect. Identify for us the projects in Iran and Sudan that you have financed and intend to finance, and discuss the basic terms and dollar amounts of the financings.

To date, AIIB’s contacts with Iran and Sudan have concerned the same governance matters and processes common to all regional (in the case of Iran) and non-regional (in the case of Sudan) members and no other particular contacts are currently contemplated. AIIB has not financed any projects in Iran or Sudan, nor are any such projects in the pipeline. The Amended Registration Statement has been revised on page 37 in response to the Staff’s comment.

Mr. Michael Coco	- 4 -

Prospectus Summary, page 2

8.

Please disclose that AIIB has not consented to the jurisdiction of any courts, including courts in the United States, and that actions related to the notes will be subject to arbitration by the Hong Kong International Arbitration Centre.

The Amended Registration Statement has been revised on page 3 in response to the Staff’s comment.

Income Statement, page 14

9.	To the extent material, please separately discuss the interest income attributable to term deposits and amounts earned on loan investments.

The Amended Registration Statement has been revised on page 14 in response to the Staff’s comment.

Assets, page 16

10.	On page 17, please identify the counterparty that administers the Trust Funds.

The Amended Registration Statement has been revised on page 15 in response to the Staff’s comment.

Operations of AIIB, page 19

11.	To the extent material, disclose the related party transactions that are identified in the financial statements.

The Amended Registration Statement has been revised on page 19 in response to the Staff’s comment.

Five Largest Borrowers, page 25

12.	Please expand this list to identify the ten largest borrowers.

The Amended Registration Statement has been revised on page 27 in response to the Staff’s comment.

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Proposed Financings, page 29

13.	Please disclose the locations of the 25 projects in the pipeline.

The Amended Registration Statement has been revised on page 32 in response to the Staff’s comment. Please note that the number of proposed financings that AIIB has in its pipeline increased from 25 in the Registration Statement under Schedule B filed by AIIB on November 30, 2018 to 64 in the Amended Registration Statement. The previous figure had been limited to proposed financings in AIIB’s pipeline that are required to be made public on AIIB’s website pursuant to AIIB’s public information policy. The figure in the Amended Registration Statement represents all proposed financings currently in AIIB’s pipeline.

Economic Sanctions, page 33

14.

Please expand the disclosure on economic sanctions to address the matters covered in the draft disclosure provided in April 2018, including a description of the relevant provisions in the underwriting agreement.

The Amended Registration Statement has been revised on pages 36-37 in response to the Staff’s comment.

AIIB Project Preparation Special Fund, page 33

15.	In the second paragraph on page 34, please identify the location of the remaining two approved projects.

The Amended Registration Statement has been revised on page 38 in response to the Staff’s comment.

Governance and Administration, page 43

16.	Please discuss the effect on a Member State’s voting rights associated with a failure to satisfy a capital call. Also, describe the suspension and withdrawal processes.

The Amended Registration Statement has been revised on pages 6-7 (with respect to failure to satisfy a capital call) and pages 8-9 (with respect to the suspension and withdrawal processes) in response to the Staff’s comment.

Mr. Michael Coco	- 6 -

17.	Please identify the Governors and Alternate Governors on the Board of Governors, including the positions held in the Member States.

While AIIB’s Articles of Agreement do not specify criteria for the appointment of a Governor or Alternate Governor by a member, the members have selected officials of ministerial (or equivalent) rank to serve on the Board of Governors. Because the composition of the Board of Governors is subject to frequent change based on appointments made by individual members, AIIB does not believe that the identities of Governors and Alternate Governors are material to investors.

Board of Directors, page 43

18.

Please clarify that regional and non-regional members have been broken into a group of specific regions and that each region has the ability to elect a member of the Board of Directors representing a minimum percentage of constituency voting power. Please discuss founding member privileges related to designating a Director or an Alternate Director. Please explain that under this arrangement each of India and China (China and Hong Kong, China) will have the ability to appoint one of the 12 board members.

The Amended Registration Statement has been revised on page 48 in response to the Staff’s comment.

19.	Please provide biographical information for each Director and Alternate Director.

The Amended Registration Statement has been revised on pages 50-52 in response to the Staff’s comment to provide biographical information for each Director. AIIB does not believe that biographical information for each Alternate Director (other than one serving as an acting Director) is material to investors because, pursuant to AIIB’s Articles of Agreement, an Alternate Director has no power to vote unless the Director that appointed the Alternate Director is not present.

Board Committees, page 45

20.	Please identify the members of each of the committees described in this section.

The Amended Registration Statement has been revised on page 53 in response to the Staff’s comment.

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Senior Management, page 46

21.	Please provide biographical information for the members of senior management.

The Amended Registration Statement has been revised on pages 54-56 in response to the Staff’s comment.

Independent Auditor’s Report, page F-3

22.

We note that in your opinion of Pricewaterhouse Coopers “…the financial statements give a true and fair view of the financial position of the Bank as of December 31, 2017, and as of its financial performance and its cash flows for the year ended in accordance with International Financial Reporting Standards (IFRS).” On page 11, we note that AIIB discloses that the financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Please advise us as to the reasons for the noted differences and/or revise the opinions, as necessary.

AIIB has been advised by PricewaterhouseCoopers as follows:

Both referenced statements are factually correct. References to “International Financial Reporting Standards” on page 11 refer to those issued by the International Accounting Standards Board.

For the avoidance of doubt, the Amended Registration Statement has been revised on page 11 in response to the Staff’s comment.

Independent Auditor’s Report, page F-4

23.

We note in the Auditor’s Responsibilities for the Audit of the Financial Statements section of the report, that PricewaterhouseCoopers does not “assume responsibility towards or accept liability to any other person for the contents of this report.” Please further explain the nature of and basis for inclusion of this language and revise the reports, as necessary.

AIIB has been advised by PricewaterhouseCoopers as follows:

The audited financial statements of AIIB included in the Registration Statement were not prepared for the purpose of being included in a filing with the Commission. As a result, the auditor’s reports, which were issued in accordance with International Standards on Auditing 700 (Revised) Forming an opinion and reporting on Financial Statements, had already been issued when PricewaterhouseCoopers consented to their inclusion in the Registration Statement under Schedule B filed by AIIB on November 30, 2018 (File No. 333-228613) and in the Amended Registration Statement.

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PricewaterhouseCoopers is a firm of certified public accountants in Hong Kong. The phrase “ . . . does not assume responsibility towards or accept liability to any other person for the contents of this report . . . ” in the auditor’s report reflects technical guidance applicable to certified public accountants in Hong Kong. That guidance is set out in the Technical Bulletin “Auditors’ Duty of Care to Third Parties and the Audit Report,” which has been jointly issued by the Auditing and Assurance Standards Committee and the Professional Risk Management Committee of the Hong Kong Institute of Certified Public Accountants. The technical guidance recommends that certified public accountants in Hong Kong include the referenced phrase in auditor’s reports to clarify that, except as otherwise expressly provided, an auditor does not assume responsibility toward or accept liability to a third-party for the contents of the auditor’s reports. PricewaterhouseCoopers recognizes that, notwithstanding the inclusion of the referenced phrase in the auditor’s reports, its consent to the inclusion of those auditor’s reports in the Registration Statement may subject PricewaterhouseCoopers to Section 11(a)(4) of the Securities Act of 1933.

Undertakings, page II-2

24.	Please revise paragraph (3) to confirm that the Bank’s annual financial statements will be contained in annual reports to be filed with the SEC.

In AIIB’s letter to the Staff of October 9, 2018, in which AIIB requested to file its initial registration statement on Schedule B, AIIB stated that “The registration statement will contain an undertaking that for the period of time that the Bank’s securities offered and sold under such registration statement are outstanding, the Bank will file its audited annual financial statements with the Securities and Exchange Commission (“SEC”) and make available on its website its unaudited quarterly financial statements.” AIIB believes that paragraph (3) of the Undertakings, as written, complies with AIIB’s previously stated commitment.

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Contents, page II-2

25.	Please file AIIB’s by-laws.

The Amended Registration Statement includes AIIB’s By-Laws as Exhibit A-1.

*    *    *    *    *

On behalf of AIIB, we thank you and the Staff for your assistance to date in connection with the review of AIIB’s filing.

If you have any additional questions or comments, please feel free to call me at (202) 956-7510. I may also be reached by e-mail at risoleor@sullcrom.com. (In my absence, please call Paul J. McElroy at (202) 956-7550. He may also be reached by e-mail at mcelroyp@sullcrom.com.)

Very truly yours,

/s/ Robert S. Risoleo
Robert S. Risoleo

(Enclosures)

cc:	Thierry de Longuemar

(Asian Infrastructure Investment Bank)

Paul J. McElroy

(Sullivan & Cromwell LLP)

Linda Yip

(Partner, PricewaterhouseCoopers)